Exhibit 12.1

Pioneer Drilling Company
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

						Nine Months ended December 31,
	Year ended December 31,
	2011		2010	2009	2008	2007
Earnings
Income (loss) before income taxes	$20,833		$(47,558)	$(40,172)	$(56,688)	$57,774
Plus: Fixed charges	33,133		28,080	10,024	13,784	104
Less: Capitalized interest	(2,311)		(547)	(256)	(288)	—
Total	$51,655		$(20,025)	$(30,404)	$(43,192)	$57,878

Fixed Charges
Interest expense	$27,922		$24,755	$7,598	$12,519	$16
Capitalized interest	2,311		547	256	288	—
Amortization of debt financing costs	1,835		1,904	1,547	553	9
Estimate of interest component of rental expense	1,065		874	623	424	79
Total	$33,133		$28,080	$10,024	$13,784	$104

Ratio of Earnings to Fixed Charges	1.6	x	NA (3)	NA (2)	NA (1)	556.5	x

(1) For the year ended December 31, 2008, income was insufficient to cover fixed charges by $56,976,000, primarily due to goodwill and intangible asset impairment charges.
(2) For the year ended December 31, 2009, income was insufficient to cover fixed charges by $40,428,000.
(3) For the year ended December 31, 2010, income was insufficient to cover fixed charges by $48,105,000.